Exhibit 99.3

THIS PROXY IS SOLICITED ON BEHALF OF

THE BOARD OF DIRECTORS OF NETEASE, INC.

FOR THE 2023 ANNUAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON JUNE 15, 2023

The undersigned shareholder, (1)_________________[insert name] of _____________________ [insert address], being a shareholder of (2) _____________ ordinary shares of NETEASE, INC., a Cayman Islands company (the “Company”), hereby acknowledges receipt of the notice of 2023 Annual General Meeting of Shareholders and proxy statement, both dated April 28, 2023, and hereby appoints ___________________ [may be left blank] (3) or William Lei Ding or Charles Zhaoxuan Yang, as proxy, with full power to each of substitution, on behalf and in the name of the undersigned, to represent the undersigned at the 2023 Annual General Meeting of Shareholders of the Company to be held on June 15, 2023 at 10:00 a.m., Beijing time, at the Company’s offices located at No. 399 Wangshang Road, Binjiang District, Hangzhou, Zhejiang Province, People’s Republic of China 310052, and at any adjournment or postponement thereof, and to vote all ordinary shares which the undersigned would be entitled to vote if then and there personally present, on the matters set forth below (i) as specified by the undersigned below and (ii) in the discretion of any proxy upon such other business as may properly come before the meeting, all as set forth in the notice and the proxy statement (the “Proxy Statement”) of the 2023 Annual General Meeting of Shareholders previously furnished to you either through the internet or paper or email copy.

This proxy when properly executed will be voted in the manner directed herein by the undersigned shareholder (4). If no direction is made, this proxy will be voted in the proxy holder’s discretion.

PROPOSAL NO. 1: As an ordinary resolution, re-elect the following directors to serve for the ensuing year until the next annual general meeting of shareholders and until their successors are elected and duly qualified, or until such directors are otherwise vacated in accordance with the Company’s Memorandum and Articles of Association:

PROPOSAL NO. 1	NAME	FOR	AGAINST	ABSTAIN
1a	William Lei Ding	[ ]	[ ]	[ ]
1b	Grace Hui Tang	[ ]	[ ]	[ ]
1c	Alice Yu-Fen Cheng	[ ]	[ ]	[ ]
1d	Joseph Tze Kay Tong	[ ]	[ ]	[ ]
1e	Michael Man Kit Leung	[ ]	[ ]	[ ]
[ ]	FOR ALL NOMINEES

(1)	Full name(s) and address(es) to be inserted in BLOCK CAPITALS.
(2)	Please insert the number of shares registered in your name(s) to which the proxy relates. If no number is inserted, this proxy will be deemed to relate to all the shares of the Company registered in your name(s).
(3)	You may leave this blank unless you wish to appoint someone to attend the 2023 Annual General Meeting of Shareholders in person to vote your shares.
(4)	IMPORTANT: IF YOU WISH TO VOTE FOR ANY RESOLUTIONS, TICK THE APPROPRIATE BOXES MARKED “FOR.” IF YOU WISH TO VOTE AGAINST ANY RESOLUTIONS, TICK THE APPROPRIATE BOXES MARKED “AGAINST.” Failure to complete any or all the boxes will entitle your proxy to cast his/her votes at his/her discretion. Your proxy will also be entitled to vote at his/her discretion on any resolution properly put to the meeting other than those referred to in the Notice of the 2023 Annual General Meeting of Shareholders.

PROPOSAL NO. 2: As an ordinary resolution, ratify the appointment of PricewaterhouseCoopers Zhong Tian LLP and PricewaterhouseCoopers as auditors of NetEase, Inc. for the fiscal year ending December 31, 2023 for U.S. financial reporting and Hong Kong financial reporting purposes, respectively.

[ ] FOR	[ ] AGAINST	[ ] ABSTAIN

PROPOSAL NO. 3: As a special resolution, amend and restate the Company’s Amended and Restated Memorandum and Articles of Association in effect, as adopted by special resolution passed on June 23, 2021, by the deletion in their entirety and by the substitution in their place of the Second Amended and Restated Memorandum and Articles of Association which are annexed to the accompanying Proxy Statement for the purposes of, among others, (i) bringing the existing Articles of Association in line with applicable amendments made to Appendix 3 to the Hong Kong Listing Rules, and (ii) making other modifications and updates, as set forth in the Proxy Statement.

[ ] FOR	[ ] AGAINST	[ ] ABSTAIN

PROPOSAL NO. 4: As an ordinary resolution, approve the Company’s Amended and Restated 2019 Share Incentive Plan which is annexed to the accompanying Proxy Statement.

[ ] FOR	[ ] AGAINST	[ ] ABSTAIN

DATED: , 2023

SHAREHOLDER NAME:(5)

Signature

Signature

This proxy should be marked, dated and signed by the shareholder(s) exactly as his or her name appears on the register of members of the Company, and returned promptly.

Holders of ordinary shares registered on our branch register of members in Hong Kong must return this proxy by mail or by hand to Computershare Hong Kong Investor Services Limited at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Hong Kong, which should be received by no later than 10:00 a.m., Hong Kong time, on June 13, 2023.

Holders of ordinary shares registered on our principal register of members in Cayman Islands must return this proxy by e-mail to ir@service.netease.com, by no later than 10:00 a.m., Hong Kong time, on June 13, 2023.

Persons signing in a fiduciary capacity should so indicate. If shares are held by joint tenants or as community property, both should sign.(6)

Please date, sign and mail this proxy card back as soon as possible!(7)

(5)	This proxy must be signed by you or your attorney duly authorized in writing or, in the case of a corporation, must be under the hand of an officer or attorney duly authorized on that behalf.
(6)	In the case of joint holders, the vote of the senior who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the votes of the other joint holder(s), and for this purpose seniority will be determined by the order in which the names stand in the register of members of the Company.
(7)	Completion and delivery of this proxy will not preclude you from attending and voting at the annual general meeting if you so wish and, in such event, this proxy shall be deemed to be revoked.

PERSONAL INFORMATION COLLECTION STATEMENT

Your supply of your name and address is on a voluntary basis for the purpose of processing your request for the appointment of a proxy (or proxies) and your voting instructions for the 2023 Annual General Meeting of the Shareholders of the Company (the “Purpose”). We may transfer your name and address to our agent, contractor, or third party service provider who provides administrative, computer and other services to us for use in connection with the Purpose and to such parties who are authorized by law to request the information or are otherwise relevant for the Purpose and need to receive the information. Your name and address will be retained for such period as may be necessary to fulfill the Purpose. Request for access to and/or correction of the relevant personal data can be made in accordance with the provisions of the Personal Data (Privacy) Ordinance and any such request should be in writing by mail to Computershare Hong Kong Investor Services Limited at the above address.

2